Via Facsimile and U.S. Mail
Mail Stop 6010

February 2, 2009

Irene B. Fisher, Esq.
General Counsel
NBTY, Inc.
2100 Smithtown Avenue
Ronkonkoma, New York

Re: **NBTY, Inc.**
       Form 10-K for the Year Ended September 30, 2008
       Filed December 1, 2008
       File No. 001-31788

Dear Ms. Fisher:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed December 1, 2008

Item 1. Business, page 2

Competition; Customers, page 9

1.   We note that you state that Wal-Mart Stores, Inc. accounts for 22% of the Wholesale/US Nutrition division's net sales for the fiscal year ended September 30, 2008. We also note that you state that the loss of Wal-Mart, or any other major customer, would have a

material adverse effect on the company if you were unable to replace that customer. Please revise to clarify whether you have an agreement with Wal-Mart or any other major customer. If you have an agreement with Wal-Mart or any other major customer, please revise to provide a description of each of the material terms of each agreement, including, but not limited to any payment provisions, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions. In addition, please file copies of the agreements with Wal-Mart or any other major customer. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not substantially dependent on each agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Trademarks and Patents, page 15

2.   We note that you state that you hold 70 patents, including 41 patents using Ester-C®, in the US and internationally. It does not appear that you have provided the information required by Item 101(c)(iv) of Regulation S-K for any of these patents. Please revise to provide the required information for each of your material patents, including, but not limited to the expiration of the patent, the jurisdiction in which the patent was granted and the product to which each patent relates.

Item 11. Executive Compensation

Compensation Discussion and Analysis, incorporated from page 12 of the proxy statement

3.   We note that you state that the compensation committee engages compensation consultants to provide market information about similar companies. Please revise to specifically identify these consultants.

Compensation Determinations, incorporated from page 12 of the proxy statement

4.   We also note that you state that the compensation committee tries to set compensation at competitive levels within the nutritional supplement industry and with reference to other similarly-sized companies. Please identify the peer companies, describe the information gathered about the peer companies and how your compensation compared, and explain how you used the data collected from peer companies to set or adjust your executive compensation.

How the Company Determines its Executive Compensation, incorporated from page 13 of the proxy statement

5.   We note that your employment agreements with Messrs. Rudolph and Kamil state that such agreements are effective on March 1, 2008. We also note that you state in the second paragraph under "Base Salary" that these agreements were effective October 1, 2007. Accordingly, please revise to remove this inconsistency. Furthermore, please revise to disclose each of the factors considered by your compensation committee in determining the new terms of these agreements, including, but not limited to the increased salaries.

6.   We note that you state under the subsection "Cash Bonuses" that except under the Executive Bonus Plan, specific targets generally are not set for the company's performance or individual accomplishments. We also note that based upon your audited financial statements for the 2008 Fiscal Year, your compensation committee determined that no bonuses were earned under the Executive Bonus Plan this year because the targets were not met. Please revise to disclose each specific target for the company's performance and for individual accomplishments set under the Executive Bonus Plan.

7.   In addition, in your disclosure of the discretionary bonuses we note that you state that the lack of precise criteria allows you to "make determinations based on a better understanding of the importance of various factors." Please identify these factors and disclose how your compensation committee evaluates these factors so your investors will be able to understand your process for determining discretionary bonuses.

8.   We note your table on page 14 disclosing the amount of bonuses paid in 2008 for 2007 fiscal performance. Please revise your disclosure following this table to disclose how the awards for the named executive officers were determined by the compensation committee, as it appears that your current disclosure now merely discusses the financial results of the company in fiscal 2007.

9.   Please revise your disclosure in the "Equity-Based Awards" subsection to disclose why the compensation committee chose to grant the specific number of stock option awards to each named executive officer in fiscal 2008. We note that this disclosure currently only appears to address the objectives that the compensation committee hoped to achieve by awarding equity compensation in general.

Item 13. Certain Relationships and Related Transactions, and Director Independence, incorporated from page 32 of the proxy statement

10.	We note that you state that Mr. Garabedian's son-in-law is one of your sales representatives. Please revise to disclose the amount of compensation received by Mr. Garabedian's son-in-law in accordance with Item 404(a)(3) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 60

11.	Please revise to file a copy of your mandatory retirement age policy and related retirement compensation policy pursuant to Item 601(b)(10) of Regulation S-K.

12.	We note that one Vitamin World store leases approximately 1,500 square feet of retail space in a shopping mall that is owned by a partnership in which members of Mr. Garabedian's extended family have an aggregate 35% income interest and Mr. Garabedian serves as a co-managing partner of this shopping mall. Please revise to file a copy of this lease pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. Alternatively, please provide us with a detailed analysis that supports your apparent conclusion that this agreement is not required to be filed.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director